As filed with the Securities and Exchange Commission on April 12, 2011

Registration No. 333-133069

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

OAO “GAZPROM”
(Exact name of issuer of deposited securities as specified in its charter)
JSC “Gazprom”
(Translation of issuer's name into English)
The Russian Federation
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Formerly known as The Bank of New York)

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Richard L. Muglia, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS (44 20) 7519 7000

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1(2) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Introductory Article
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of American Depositary Receipts to inspect the transfer books of the depositary and the list of Receipt holders	Article number 11
(ix) Restrictions on the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8
(x) Limitation on the liability of the depositary	Articles number 14, 18 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a (1).

Form of Supplement Agreement No. 1 dated ________, 2011 between OAO "Gazprom" and The Bank of New York Mellon, as Depositary . – Filed herewith as Exhibit 1(1).

a(2).

Revised form of American Depositary Receipt, as amended by Supplement Agreement No. 1. – Filed herewith as Exhibit 1(2)

a(3).

Form of Deposit Agreement dated as of October 25, 1996, as amended and restated as of April 17, 2006 among OAO "Gazprom", The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Any other agreement to which the depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed  previously.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 12, 2011.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of OAO “Gazprom”.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ U. Marianne Erlandsen

Name:  U. Marianne Erlandsen

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, OAO “Gazprom” has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Moscow in the Russia Federation on April 12, 2011.

OAO “Gazprom”

By:  /s/ Miller, Alexei Borisovich

Name:  Miller, Alexei Borisovich

Title:    Deputy Chairman of the Board of Directors and Chairman of the Management Committee

Each person whose signature appears below hereby constitutes and appoints Kruglov Andrey Vyacheslavovich, Deputy Chairman of Gazprom’s Management Committee and Head of the Department of Finance and Economics, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form F-6 Registration Statement for Depositary Shares evidenced by American Depositary Receipts of OAO “GAZPROM” has been signed by the following persons in the capacities indicated and on April 12, 2011.

/s/ Zubkov, Viktor Alekseevich Zubkov, Viktor Alekseevich Chairman of the Board of Directors, First Deputy Chairman Head of the Government of the Russian Federation	PUGLISI & ASSOCIATES Authorized U.S. Representative By: /s/ Donald J. Puglisi Donald J. Puglisi
/s/ Miller, Alexei Borisovich Miller, Alexei Borisovich Deputy Chairman of the Board of Directors, Chairman of the Management Committee of OAO “Gazprom” (principal executive officer)	/s/ Ananenkov, Alexander Georgievich Ananenkov, Alexander Georgievich Member of the Board of Directors, Deputy Chairman of the Management Committee of OAO “Gazprom”
/s/ Bergmann, Burckhard Bergmann, Burckhard Member of the Board of Directors	/s/ Musin, Valeriy Abramovich Musin, Valeriy Abramovich Member of the Board of Directors
/s/ Gazizullin, Farit Rafikovich Gazizullin, Farit Rafikovich Member of the Board of Directors	Nabiullina, Elvira Sahipzadovna Member of the Board of Directors, Russian Federation Minister for Economic Development
/s/ Karpel, Elena Evgenyevna Karpel, Elena Evgenyevna Member of the Board of Directors, Head of the Department for Pricing and Economic Expert Analysis of OAO “Gazprom”	___________________________________________ Shmatko, Sergev Ivanovich Member of the Board of Directors, Russian Federation Minister for Energy

/s/ Sereda, Mikhail Leonidovich
Sereda, Mikhail Leonidovich
Member of the Board of Directors, Deputy Chairman of the Management Committee - Head of Administration of the Management Committee of OAO “Gazprom”

Yusufov, Igor Khanukovich Member of the Board of Directors, Special Envoy of the Russian Federation President for International Energy Cooperation

/s/ Vasilieva, Elena Alexandrovna
Vasilieva, Elena Alexandrovna
Member of the Board of Directors, Deputy Chairman of the Management Committee - Head of Administration of the Management Committee of OAO “Gazprom”

/s/ Kruglov, Andrei Vyacheslavovich
Kruglov, Andrei Vyacheslavovich
Deputy Chairman of the Management Committee - Head of the Department of Finance and Economics of OAO “Gazprom” (principal financial and accounting officer)

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1(1)	Form of Supplement Agreement No. 1 dated ________, 2011 between OAO “Gazprom” and The Bank of New York Mellon, as Depositary.
1(2)	Revised form of American Depositary Receipt, as amended by Supplement Agreement No. 1.